UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Brookfield Residential Properties Inc.

(Name of the Issuer)

Brookfield Residential Properties Inc.

Brookfield Asset Management Inc.

1927726 Ontario Inc.

(Names of Persons Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

11283W

(CUSIP Number)

Shane D. Pearson Executive Vice President and Corporate Counsel Brookfield Residential Properties Inc. 4906 Richard Road S.W. Calgary, Alberta T3E 6L1 Canada Tel: (403) 231-8900

A.J. Silber

Vice President, Legal Affairs and Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Canada

Tel: (416) 956-5182

With copies to:

Neil Q. Whoriskey Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Tel: (212) 225-2990	Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, NY 10036 Tel: (212) 880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer.

d	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$966,781,928.00	$112,340.06

*	Calculated solely for the purposes of determining the filing fee. The aggregate transaction value was calculated as the product of (a) 39,867,296 shares of Common Stock, representing the sum of the shares of Common Stock issued and outstanding as of January 12, 2015 (which number includes restricted shares and shares granted under Brookfield Residential’s restricted share unit plan), plus shares issuable upon acceleration of options and less the net amount of escrowed shares cancelled and granted under escrowed share arrangements, other than shares owned by the filing persons, multiplied by (b) the per share consideration of $24.25.

**	The amount of the filing fee was calculated by multiplying the transaction valuation above by 0.0001162 in accordance with Exchange Act Rule 0-11.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(i)	Brookfield Residential Properties Inc. (the “Company”), a corporation existing under the Business Corporations Act (Ontario) and the issuer of the common stock, no par value (the “Common Stock”), that is subject to the Rule 13e-3 transaction;

(ii)	Brookfield Asset Management Inc., a corporation existing under the Business Corporations Act (Ontario) (“Brookfield Asset Management”); and

(iii)	1927726 Ontario Inc., a private corporation existing under the Business Corporations Act (Ontario) and wholly owned subsidiary of Brookfield Asset Management (the “Purchaser”).

This Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”) contemplated by an arrangement agreement among the Company, Brookfield Asset Management and the Purchaser, dated as of December 23, 2014 (the “Arrangement Agreement”), pursuant to which the Purchaser will acquire all shares of the Common Stock of the Company that are not already owned by the Filing Persons or any of their affiliates, for the per share consideration of $24.25 as set forth in the Arrangement Agreement. A copy of the Arrangement Agreement is included as Appendix C to the management information circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of the holders of the Company’s Common Stock (the “Shareholders”) has been called for March 10, 2015 (the “Meeting”) to approve, among other things, the Plan of Arrangement, a copy of which is attached as Schedule B to the Arrangement Agreement. The Circular is being provided to holders of Common Stock pursuant to applicable Canadian law.

The Arrangement, if approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and a majority of the votes cast by the Minority Shareholders present in person or represented by proxy at the Meeting, is expected to close in the first quarter of 2015.

The information contained in the Circular, including all appendices thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Circular and the appendices thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Circular.

The information contained in and incorporated by reference into this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Circular under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet – Parties to the Arrangement”

“The Arrangement – Parties to the Arrangement”

(b)	Securities. The information set forth in the Circular under the following caption is incorporated herein by reference:

“General Proxy Information – Voting Securities and Principal Holders”

(c)	Trading Market and Price. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning Brookfield Residential – Market Price and Trading Volume Data”

(d)	Dividends. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning Brookfield Residential – Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement – History of Brookfield Asset Management’s and the Purchaser’s Relationship with Brookfield Residential”

“Information Concerning Brookfield Residential – Previous Distributions”

(f)	Prior Stock Purchases. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning Brookfield Residential – Transactions in the Company’s Common Shares”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet – Parties to the Arrangement”

“Information Concerning Brookfield Asset Management Filing Persons”

“Information Concerning Brookfield Residential”

(b)	Business and Background of Entities. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet – Parties to the Arrangement”

“Information Concerning Brookfield Asset Management Filing Persons”

(c)	Business and Background of Natural Persons. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Brookfield Asset Management Filing Persons – Directors and Officers”

“Information Concerning Brookfield Residential – Directors and Officers”

Item 4	Terms of the Transaction

(a)(1)	Material Terms – Tender Offers. Not applicable.

(a)(2)	Material Terms – Mergers or Similar Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective”

“Special Factors – Background to the Arrangement”

“Special Factors – Brookfield Asset Management Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – Brookfield Residential’s Purposes, Alternatives and Reasons”

“Special Factors – Effects of the Transaction”

“The Arrangement – Principal Steps of the Arrangement”

“The Arrangement – Treatment of Brookfield Residential Senior Notes”

“The Arrangement – Holdco Alternative”

“The Arrangement – Repurchase Election”

“The Arrangement – Approval of Arrangement Resolution”

“The Arrangement – Completion of the Arrangement”

“The Arrangement – Procedure for Surrender of Common Shares and Payment of Consideration”

“Tax Considerations”

(c)	Different Terms. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in the Arrangement”

“The Arrangement – Repurchase Election”

(d)	Appraisal Rights. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement – Dissent Rights”

“Appendix F – Section 185 of the OBCA”

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in Matters other than the Arrangement”

(b)	Significant Corporate Events. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in Matters other than the Arrangement”

(c)	Negotiations or Contacts. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in Matters other than the Arrangement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in Matters other than the Arrangement”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Brookfield Asset Management Filing Persons’ Purposes, Alternatives and Reasons”

“Special Factors – Effects of the Transaction”

(c)(1)-(8)	Plans. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Brookfield Asset Management Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – Effects of the Transaction”

“Information Concerning Brookfield Residential – Dividend Policy”

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in the Arrangement”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Brookfield Asset Management Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – Brookfield Residential’s Purposes, Alternatives, and Reasons”

(b)	Alternatives. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Brookfield Asset Management Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – Brookfield Residential’s Purposes, Alternatives, and Reasons”

(c)	Reasons. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Brookfield Asset Management Filing Persons’ Purposes, Alternatives, and Reasons”

“Special Factors – Brookfield Residential’s Purposes, Alternatives, and Reasons”

(d)	Effects. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Effects of the Transaction”

“Tax Considerations”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective”

“Special Factors – Fairness of the Transaction – Brookfield Asset Management Filing Persons’ Perspective”

(c)	Approval of Security Holders. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective”

(d)	Unaffiliated Representative. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective”

(e)	Approval of Directors. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective”

(f)	Other Offers. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Special Factors – Summary of Valuation and Fairness Opinion”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Special Factors – Summary of Valuation and Fairness Opinion”

(c)	Availability of Documents. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Summary of Valuation and Fairness Opinion”

“Appendix D – Valuation and Fairness Opinion of Morgan Stanley Canada Limited”

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Arrangement – Source of Consideration”

(b)	Conditions. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Arrangement – Source of Consideration”

(c)	Expenses. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Arrangement – Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Circular under the following caption is incorporated herein by reference:

“The Arrangement – Source of Consideration”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Brookfield Asset Management Filing Persons – Interest in Securities of Brookfield Residential”

“Interests of Informed Persons in Material Transactions – Interests of Certain Persons in the Arrangement”

(b)	Securities Transactions. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning Brookfield Residential – Transactions in the Company’s Common Shares”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Circular under the following captions is incorporated herein by reference:

“General Proxy Information – Solicitation of Proxies”

“General Proxy Information – Instructing your Proxy and Exercise of Discretion by your Proxy”

(e)	Recommendations of Others. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective – Recommendation of the Board”

“Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective – Recommendation of the Special Committee”

Item 13	Financial Statements

(a)	Financial Information. The information set forth in the Circular under the following caption is incorporated herein by reference:

“Information Concerning Brookfield Residential – Select Historical Consolidated Financial Data”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Circular under the following captions is incorporated herein by reference:

“General Proxy Information – Solicitation of Proxies”

“The Arrangement – Fees and Expenses”

(b)	Employees and Corporate Assets. The information set forth in the Circular under the following captions is incorporated herein by reference:

“General Proxy Information – Solicitation of Proxies”

“The Arrangement – Fees and Expenses”

Item 15	Additional Information

(b)	Golden Parachute Compensation. Not applicable

(c)	Other Material Information. The information contained in the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)(2)(i)	Circular dated January 12, 2015.

(a)(2)(ii)	Form of Proxy.

(a)(2)(iii)	Letter of Transmittal.

(a)(2)(iv)	Notice of Special Meeting (incorporated by reference to the Circular).

(a)(2)(v)	Letter to Stockholders (incorporated by reference to the Circular).

(a)(2)(vi)	Press release of the Company and Brookfield Asset Management with respect to the signing of the Arrangement Agreement, dated December 23, 2014, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on December 24, 2014.

(a)(2)(vii)	Press release of the Company with respect to the filing of the meeting materials, dated January 13, 2015.

(b)	None.

(c)(1)	Valuation and Fairness Opinion of Morgan Stanley Canada Limited (incorporated by reference to Appendix D to the Circular).

(c)(2)	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 15, 2014.

(c)(3)	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 19, 2014.

(c)(4)	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 23, 2014.

(d)(1)	Plan of Arrangement (incorporated by reference to Schedule B of the Arrangement Agreement included as Appendix C to the Circular).

(d)(2)	Arrangement Agreement (incorporated by reference to Appendix C to the Circular).

(d)(3)	Arrangement Resolution (incorporated by reference to Appendix B to the Circular).

(d)(4)	Court Materials (incorporated by reference to Appendix E to the Circular).

(f)	Section 185 of the OBCA (incorporated by reference to Appendix F to the Circular).

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2015
Brookfield Residential Properties Inc.

	By:	/s/ Shane Pearson
	Name:	Shane Pearson
	Title:	Executive Vice President and Corporate Counsel

Brookfield Asset Management Inc.

By:	/s/ Derek Gorgi
Name:	Derek Gorgi
Title:	Senior Vice President

1927726 Ontario Inc.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President

Exhibit Index

(a)(2)(i)	Circular dated January 12, 2015.

(a)(2)(ii)	Form of Proxy.

(a)(2)(iii)	Letter of Transmittal.

(a)(2)(iv)	Notice of Special Meeting (incorporated by reference to the Circular).

(a)(2)(v)	Letter to Stockholders (incorporated by reference to the Circular).

(a)(2)(vi)	Press release of the Company and Brookfield Asset Management with respect to the signing of the Arrangement Agreement, dated December 23, 2014, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on December 24, 2014.

(a)(2)(vii)	Press release of the Company with respect to the filing of the meeting materials, dated January 13, 2015.

(b)	None.

(c)(1)	Valuation and Fairness Opinion of Morgan Stanley Canada Limited (incorporated by reference to Appendix D to the Circular).

(c)(2)	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 15, 2014.

(c)(3)	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 19, 2014.

(c)(4)	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 23, 2014.

(d)(1)	Plan of Arrangement (incorporated by reference to Schedule B of the Arrangement Agreement included as Appendix C to the Circular).

(d)(2)	Arrangement Agreement (incorporated by reference to Appendix C to the Circular).

(d)(3)	Arrangement Resolution (incorporated by reference to Appendix B to the Circular).

(d)(4)	Court Materials (incorporated by reference to Appendix E to the Circular).

(f)	Section 185 of the OBCA (incorporated by reference to Appendix F to the Circular).

(g)	None.

(h)	None.